UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 2)

SABA SOFTWARE, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

784932600
(CUSIP Number)

Brian Kempner, Chief Operating Officer & General Counsel
FirstMark Capital, L.L.C.
1221 Avenue of the Americas
New York, New York 10020
(212) 792-2200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 2, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784932600

1	Names of Reporting Persons. FirstMark Capital, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization Connecticut

Number of Shares Beneficially Owned	7 Sole Voting Power 787,410
8 Shared Voting Power 0
9 Sole Dispositive Power 787,410
10 Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 787,410
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 2.81%
14	Type of Reporting Person (See Instructions) IA

CUSIP No. 784932600

1	Names of Reporting Persons. Lawrence D. Lenihan, Jr.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned	7 Sole Voting Power 27,000
8 Shared Voting Power 787,410
9 Sole Dispositive Power 27,000
10 Shared Dispositive Power 787,410

11	Aggregate Amount Beneficially Owned by Each Reporting Person 814,410
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	Percent of Class Represented by Amount in Row (11) 2.91%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 2 amends certain portions of the Schedule 13D filed on August 25, 2008, as amended by Amendment No. 1 thereto filed on September 1, 2009 (as amended, the “Schedule 13D”).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a) FirstMark may be deemed to beneficially own 787,410 shares of Common Stock, representing approximately 2.81% of the outstanding shares of Common Stock, based on the 28,001,577 shares of Common Stock outstanding at March 31, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2010.  FirstMark disclaims beneficial ownership of all shares held of record by the Funds (as defined in the Schedule 13D).

Lawrence D. Lenihan, Jr. directly owns 27,000 shares of Common Stock of the Issuer.  In addition, Lawrence D. Lenihan, Jr. as a Controlling Person of FirstMark may be deemed to beneficially own the 787,410 shares beneficially owned by FirstMark, however, Mr. Lenihan disclaims such beneficial ownership except to the extent of his pecuniary interest therein.  Accordingly, Mr. Lenihan may be deemed to beneficially own an aggregate of 814,410 shares, representing approximately 2.91% of the outstanding shares of Common Stock.

(b) FirstMark has the sole power to vote, direct the vote, dispose and direct the disposition of the 787,410 shares of Common Stock held of record by the Funds.  Mr. Lenihan has the sole power to vote, direct the vote, dispose and direct the disposition of the 27,000 shares directly owned by him and shares the power to vote, direct the vote, dispose and direct the disposition by FirstMark of its 787,410 shares.

(c) During the sixty days preceding the filing of this amendment, FirstMark sold the following shares of Common Stock in the open market:

Date	Number of Shares	Avg. Price per Share
5/13/2010	4,650	$5.2019
5/14/2010	2,205	$5.2000
5/17/2010	1,000	$5.2183
6/1/2010	252,145	$5.0388
6/2/2010	324,510	$5.0853

Except for the foregoing sales, the Reporting Persons have not effected any transaction relating to the Common Stock during the past sixty days.

(d) Not applicable.

(e) On June 1, 2010, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.

Date: June 3, 2010

FirstMark Capital, L.L.C.

By:	/s/ Brian Kempner
Brian Kempner Chief Operating Officer and General Counsel

/s/ Lawrence D. Lenihan, Jr.
Lawrence D. Lenihan, Jr.